Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 18, 2006

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

PRESS RELEASE Paris, May 18, 2006

FIRST QUARTER 2006 RESULTS
Earnings per Share Up 22.6%

	First Quarter
Euros in Millions (except EPS and E/ADS)	2006	2005	Change

• Backlog at March 31	11,627	7,184	+61.8%
• Revenues	1,574	1,201	+31.1%
• Operating Income	54.0	50.4	+7.1%
• Net Income	25.3	21.7	+16.6%
• Fully Diluted EPS (€)	0.31	0.25	+22.6%
• Fully Diluted E/ADS ($)	0.38	0.31	+22.6%

On May 17, 2006, Technip’s Board of Directors approved the non-audited first quarter 2006 consolidated accounts.

Daniel Valot, Chairman and CEO, commented: “The strong revenue growth during the first quarter of 2006 is the direct result of last year’s high order intake. The progress in operating income is lagging behind for two reasons. First, most of our operating margins come from contracts signed in 2003 which were hit by the massive 2004-2005 upsurge in raw material costs and, for a few of them, by execution constraints. Second, on the new contracts signed over the last eighteen months, which on average carry higher profit potential, our accounting methods are such that no margin is recognized while these contracts are in their early execution stages. The combined impact of these two factors is expected to be particularly visible on our Onshore-Downstream business segment during the first half of this year.

In terms of full year financial performance, we indicated in February that we were targeting a 2006 operating income of at least EUR 340 million. As I mentioned during our last shareholders meeting, this target is still valid but challenging: one has to bear in mind the tensions which are developing in global manufacturing and construction capacities.

In addition to higher operating income, our 2006 net income will benefit from the reduction in financial charges resulting from the recent exchange of the convertible bonds into shares. In order to further enhance shareholder value, we have decided to implement a new share buyback program.”

I. HIGHLIGHTS

A)Order Intake

During the first quarter of 2006, Technip’s order intake was EUR 1.8 billion, and was primarily related to the contract with Qatar Petroleum, ConocoPhillips and Mitsui for the Qatargas III Project and Qatar Petroleum and Shell Gas for the Qatargas IV Project. This contract, for which Technip’s share is USD 1.6 billion, is for two 7.8 MT/Y LNG trains to be built at Ras Laffan in Qatar. It was signed in December 2005 and came into force in January 2006.

As of March 31, 2006, the backlog amounted to EUR 11.6 billion, up 61.8% compared to EUR 7.2 billion at March 31, 2005. The breakdown by business segment is as follows (euros in millions):

SURF ¹	2,554.8	(22.0%)
Offshore Facilities ²	1,035.7	(8.9%)
Onshore-Downstream	7,883.2	(67.8%)
Industries	153.2	(1.3%)

	11,626.9	(100.0%)

B) Other Events

During the first quarter of 2006, the Group finalized the sale of the assets of its US-based affiliate, Gulf Marine Fabricators (GMF). The capital gain generated by this transaction amounted to EUR 22.0 million and is included in the operating income of Offshore Facilities.

In March 2006, the conversion of the 2001 convertible bonds took place: 3.58 million bonds (99.94% of the total outstanding) were converted into 14.31 million shares. As a result of this conversion, shareholders’ equity and the Group’s net cash position increased by EUR 550.2 million and EUR 583.2 million, respectively. This transaction will eliminate the convertible bond charges beginning in the second quarter of 2006. On a full year basis these were EUR 38.0 million in 2005.

II. FINANCIALS

A) Income Statement

SURF revenues increased 23.1% year-on-year from EUR 400.8 million to EUR 493.4 million, mainly due to contracts in West Africa (Dalia, Block 18), Brazil (PDET, Roncador) and the North Sea (Alvheim, Vilje/Fram). SURF operating income (up 29.0% year-on-year), which is seasonally impacted during winter months, was EUR 40.0 million compared to EUR 31.0 million during the first quarter of 2005. The operating margin ratio rose to 8.1% compared to 7.7% during the same period one year ago.

Offshore Facilities revenues were EUR 293.0 million, up 63.0% compared to the first quarter of 2005 (EUR 179.8 million) and were primarily related to projects in West Africa (Dalia and Akpo FPSO’s, East Area), the Caspian Sea (Shah Deniz), the Gulf of Mexico (Tahiti Spar) and South East Asia (Kikeh Spar). The operating margin rose to EUR 11.4 million, versus EUR 3.6 million during the first quarter of 2005. The operating margin ratio was 3.9% compared to 2.0% one year earlier.

_____________________
1 Subsea umbilicals, risers and flowlines
2 Fixed or floating offshore platforms

Onshore-Downstream revenues, at EUR 739.1 million, were 33.6% higher year-on-year compared to EUR 553.3 million. The increase was mainly due to LNG projects, Middle East petrochemical contracts, the Dung Quat refinery in Vietnam and the Horizon Oil Sands project in Canada, all of which were awarded to Technip since the last quarter of 2004. The share of Onshore-Downstream revenues coming from new contracts, on which very little margin is recognized under our accounting policies, more than doubled from 34% in the first quarter of 2005 to 71% in the first quarter of 2006. In addition, most of the contracts which are in or near close-out phase in 2006 were hit by the sharp increase in raw material costs which took place in 2004-2005. As a result, the segment’s operating margin ratio declined from 3.6% to 0.2%

In the Industries business segment, revenues amounted to EUR 48.9 million during the first quarter of 2006, versus EUR 67.4 million during the first quarter of 2005. The operating income reached EUR 2.5 million compared to EUR 0.7 million one year earlier. After the completion of a loss-making contract and closure of Technip Bio-Pharm in 2005, both of which negatively impacted last year’s results, the operating margin ratio rebounded to 5.1% compared to 1.0% one year ago.

Group revenues during the first quarter of 2006 at EUR 1,574.4 million were up 31.1% compared to EUR 1,201.3 million during the same period in 2005. Group operating income during first quarter of 2006 was EUR 54.0 million, up 7.1% compared to EUR 50.4 million during the same period in 2005. The Group operating margin ratio was 3.4% .

Net financial charges, EUR 17.3 million, were unchanged compared to the first quarter of 2005. EUR 10.0 million of this was a final charge related to the Group’s convertible bonds which were almost entirely converted into new shares on March 23, 2006. Not included is interest income of EUR 12.6 million on various project cash balances which is reported as contract revenue.

Income tax for the quarter was EUR 11.1 million and represents a nominal tax rate of 29.9%, thus showing significant progress compared to the nominal tax rate of 35.9% recorded during the first quarter of 2005.

Net income was EUR 25.3 million, a 16.6% increase compared to EUR 21.7 million for the same period in 2005.

Fully diluted EPS and E/ADS were EUR 0.31 and USD 0.38, respectively (compared to EUR 0.25 and USD 0.31, respectively). The convertible bond financial charges are restated at the level of EPS and E/ADS. The number of fully diluted shares at March 31, 2006 stood at 113.8 million.

2005 net income reconciled to U.S. generally applied accounting principles (U.S. GAAP) amounted to EUR 16.1 million (not audited).

B) Cash Flow Statement

The Group’s net cash position increased by EUR 1,478.4 million, rising from EUR (150.6) million at the end of March 2005 to EUR 1,327.8 million at the end of March 2006. During the first quarter 2006, the operating cash flow was EUR 44.4 million and the working capital position improved by EUR 54.7 million.

As per shareholder authorization granted on April 28, 2006 to allow the Group to repurchase up to 10% of its outstanding capital, the Board of Directors has granted management the authority to start a new share buyback program.

C) Balance Sheet

Shareholders’ equity increased by EUR 626.8 million during the first quarter of 2006, thanks primarily to the conversion of the convertible bonds into shares. A provision for the convertible bond redemption premium (net deferred income taxes) had been registered as a non-cash financial charge in the Group’s income statements from January 30, 2002 to December 31, 2005 for a total of approximately EUR 56 million. According to IFRS, the reversal of this provision increases shareholders’ equity without any impact on the Group’s income statement.

Cautionary note regarding forward-looking statements

This document contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, or statements of future expectations; within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations concerning future results and events and generally may be identified by the use of forward-looking words such as “believe”, “aim”, “expect”, anticipate”, “intend”, “foresee”, “likely”, “should”, “planned”, “may”, “estimates”, “potential” or other similar words. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements involve known and unknown r isks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Risks that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: our ability to successfully continue to originate and execute large integrated services contracts, and construction and project risks generally; the level of production-related capital expenditure in the oil and gas industry as well as other industries; currency fluctuations; interest rate fluctuations; raw material, especially steel, price fluctuations; the timing of development of energy resources; armed conflict or political instability in the Arabic-Persian Gulf, Africa or other regions; the strength of competition; control of costs and expenses; the reduced availability of government-sponsored export financing; loses in o ne or more of our large contracts; U.S. legislation relating to investments in Iran or elsewhere that we seek to do business; changes in tax legislation; intensified price pressure by our competitors; severe weather conditions; our ability to successfully keep pace with technology changes; our ability to attract and retain qualified personnel; the evolution, interpretation and uniform application and enforcement of International Financial Reporting Standards (IFRS), according to which we prepare our financial statements as of January 1, 2005; political and social stability in developing countries; competition; supply chain bottlenecks; the ability of our subcontractors to attract skilled labor; and our ability to manage and mitigate logistical challenges due to underdeveloped infrastructure in some countries where are performing projects.

Some of these risk factors are set forth and discussed in more detail in our Annual Report on Form 20-F as filed with the SEC on June 30, 2005, and as updated from time to time in our SEC filings. Should one of these known or unknown risks materialize, or should our underlying assumptions prove incorrect, our future results could be adversely affected, causing these results to differ materially from those expressed in our forward-looking statements. These factors are not necessarily all of the important factors that could cause our actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on our future results. The forward-looking statements included in this release are made only as of the date of this release. We cannot assure you that projected results or events will be achieved. We do not intend, and do not assume any obligation to update any industry information or forward looki ng information set forth in this release to reflect subsequent events or circumstances. Except as otherwise indicated, the financial information contained in this document has been prepared in accordance with IFRS, and certain elements would differ materially upon reconciliation to U.S. GAAP.

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With a workforce of more than 21,000 people, Technip ranks among the top five corporations in the field of oil, gas and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York and Paris. The Group’s main operations and engineering centers and business units are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the USA, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. In support of its activities, the Group manufactures flexible pipes and umbilicals, and builds offshore platforms in its manufacturing plants and fabrication yards in France, Brazil, the UK, the USA, Finland and Angola, and has a fleet of specialized vessels for pipeline installation and subsea construction.

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Investor and Analyst Relations

G. Christopher Welton	Tel. +33 (0) 1 47 78 66 74
E-mail: cwelton@technip.com

Xavier d’Ouince	Tel. +33 (0) 1 47 78 25 75
E-mail: xdouince@technip.com

Public Relations

Laurence Bricq	Tel. +33 (0) 1 47 78 26 37
E-mail: lbricq@technip.com

Group website	www.technip.com

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ANNEX I (a)
CONSOLIDATED STATEMENT OF INCOME
IFRS
NOT AUDITED

Euros in Millions
(except EPS, E/ADS and number of fully diluted shares)	First Quarter

	2006	2005

Revenues	1,574.4	1,201.3

Gross Margin	122.2	134.8

Research & Development Expenses	(6.7)	(6.9)
SG&A and Other Costs	(61.5)	(77.5)

Operating Income	54.0	50.4
Financial Income (Expense)	(17.3)	(17.3)
Income of Equity Affiliates	0.4	(0.2)

Profit Before Tax	37.1	32.9

Income Tax	(11.1)	(11.8)
Minority Interests	(0.7)	0.6

Net Income	25.3	21.7

Net Income	25.3	21.7
Split Accounting & Post-tax Financial	10.0	7.4
Charges on Convertible Bonds

Restated Net Income	35.3	29.1

Number of Fully Diluted Shares(1) at March 31	113,848,166	115,033,300

Fully Diluted EPS (€)	0.31	0.25

Fully Diluted E/ADS ($) (2)	0.38	0.31

_____________________

(1)	The number of fully diluted shares as of March 31, 2005:
	•	includes shares that would have been issued if all outstanding convertible bonds existing at that time had been redeemed for new shares,
	•	includes shares that would have been issued if stock options had been exercised,
	•	excludes treasury shares,
	•	has been adjusted to take into account the 4-for-1 share split which occurred on May 13, 2005 .
The number of fully diluted shares as of March 31, 2006:
	•	includes new shares that were issued on March 23, 2006 following the conversion of most convertible bonds into shares,
	•	includes shares that would be issued if stock options were exercised,
	•	excludes treasury shares.
(2)	Earnings per American Depositary Share (E/ADS) are in U.S. dollars and are calculated based upon fully diluted EPS in euros converted into US dollars using the Federal Reserve Bank of New York noon buying rate (USD/EUR) of 1.2139 as of March 31, 2006.

ANNEX I (d)
CONSOLIDATED STATEMENT OF CASH FLOWS
IRFS
 NOT AUDITED

	First Quarter

Euros in Millions	2006	2005

Net Income	25.3	21.7
Depreciation of Property, Plant & Equipment	33.1	31.8
Provision for Convertible Bond Redemption Premium	-	2.3
Split Accounting of Convertible Bonds	10.0	4.5
Stock Option Charge	0.4	1.4
Long-Term Provisions (Employee Benefits)	4.7	2.7
Deferred Income Tax	(7.7)	(2.2)
Capital (Gain) Loss on Asset Sales	(21.7)	-
Minority Interests and Other	0.3	(0.1)

Cash from Operations	44.4	62.1

Change in Working Capital	54.7	(74.7)

Net Cash Provided by (Used in) Operating Activities	99.1	(12.6)

Capital Expenditures	(32.1)	(16.6)
Cash Proceeds from Asset Sales	34.6	1.2

Net Cash Provided by (Used in) Investment Activities	2.5	(15.4)

Increase (Decrease) in Debt	(24.5)	(14.8)
Capital Increase	-	1.7
Share Repurchase	(66.8)	-

Net Cash Provided by (Used in) Financing Activities	(91.3)	(13.1)

Foreign Exchange Translation Adjustment	(22.3)	16.2

Net Increase (Decrease) in Cash and Equivalents	(12.0)	(24.9)

Cash and Equivalents at Period Beginning	2,187.8	1,434.0
Cash and Equivalents at Period End	2,175.8	1,409.1

	12.0	24.9

ANNEX I (C)
TREASURY AND CURRENCY RATES
IRFS
 NOT AUDITED

	Mar. 31,	Mar. 31,
Euros in Millions	2006	2005

Fixed Assets	3,267.7	3,234.1
Deferred Taxes	97.5	101.3

NON-CURRENT ASSETS	3,365.2	3,335.4

Construction Contracts	600.9	381.6
Inventories, Customer & Other Receivables	1,219.7	1,229.6
Cash & Cash Equivalents	2,175.8	1,409.1

CURRENT ASSETS	3,996.4	3,020.3

TOTAL ASSETS	7,361.6	6,355.7

Shareholders’ Equity (Parent Company)	2,580.5	1,930.2
Minority Interests	14.4	10.3

SHAREHOLDERS’ EQUITY	2,594.9	1,940.5

Convertible Bond	-	620.9
Other Non-Current Debt	657.3	741.2
Non-Current Provisions	111.6	115.1
Deferred Taxes	117.6	148.0

NON-CURRENT LIABILITIES	886.5	1,625.2

Current Debt	190.7	197.6
Current Provisions	135.2	148.2
Construction Contracts	1,679.5	973.5
Accounts Payable & Other Advances Received	1,874.8	1,470.7

CURRENT LIABILITIES	3,880.2	2,790.0

TOTAL SHAREHOLDERS’ EQUITY & LIABILITIES	7,361.6	6,355.7

Changes in Shareholders’ Equity (Parent Company)

Shareholders’ Equity at December 31, 2005		1,953.7
Net Income at March 31, 2006		25.3
Capital Increase		565.6
Equity Component of Convertible Bond (IAS 32)		(25.5)
Other Impacts of IAS 32 and 39		13.9
Translation Adjustments and Other		47.5
Shareholders’ Equity at March 31, 2006		2,580.5

ANNEX I (d)
TREASURY AND CURRENCY RATES
IRFS
 NOT AUDITED

Euros in Millions	Treasury and Financial Debt

	Mar. 31, 2006	Mar. 31, 2005

Marketable Securities	738.4	630.4

Cash	1,437.4	778.7

Cash & Cash Equivalents (A)	2,175.8	1,409.1

Current Debt	190.7	197.6

Non Current Debt	657.3	1,362.1

Gross Debt (B)	848.0	1,559.7

Net Financial Cash (Debt) (A - B)	1,327.8	(150.6)

Euro vs. Foreign Currency Conversion Rates

	Statement of Income			Balance Sheet

	Mar 31,	Dec 31,	Mar 31,	Mar 31,	Dec 31,	Mar 31,
	2006	2005	2005	2006	2005	2005

USD	1.20	1.24	1.31	1.21	1.18	1.30

GBP	0.69	0.68	0.69	0.70	0.69	0.69

ANNEX II (a)
REVENUES BY REGION
IFRS
NOT AUDITED

Euros in Millions	First Quarter

	2006	2005	Change

Europe, Russia, C. Asia	317.5	283.0	12.2%

Africa	313.1	337.9	-7.3%

Middle East	445.6	274.4	62.4%

Asia Pacific	235.6	104.1	126.3%

Americas	262.6	201.9	30.1%

TOTAL	1,574.4	1,201.2	31.1%

ANNEX II (b)
SUPPLEMENTAL INFORMATION BY BUSINESS SEGMENT IFRS
NOT AUDITED

Euros in Millions	Q1 2006	Q1 2005	Change

SURF

Revenues	493.4	400.8	23.1%

Gross Margin	77.6	63.1	23.0%

Operating Income	40.0	31.0	29.0%

Depreciation	(26.3)	(23.3)	12.9%

OFFSHORE FACILITIES

Revenues	293.0	179.8	63.0%

Gross Margin	5.0	17.3	-71.1%

Operating Income	11.4	3.6	216.7%

Depreciation	(2.3)	(3.8)	-39.5%

ONSHORE-DOWNSTREAM

Revenues	739.1	553.3	33.6%

Gross Margin	32.6	47.2	-30.9%

Operating Income	1.2	19.8	-93.9%

Depreciation	(2.4)	(2.2)	9.1%

INDUSTRIES

Revenues	48.9	67.4	-27.4%

Gross Margin	7.0	7.2	-2.8%

Operating Income	2.5	0.7	257.1%

Depreciation	(0.3)	(0.5)	nm

CORPORATE

Operating Income	(1.1)	(4.7)	+76.6%

Depreciation	(1.8)	(2.0)	-10.0%

nm = not meaningful

ANNEX II (C)
ORDER INTAKE & BACKLOG
NOT AUDITED

Euros in Millions	Order Intake by Business Segment

		First Quarter

	2006	2005	Change

SURF	275.8	452.9	-39.1%

Offshore Facilities	155.5	241.5	-35.6%

Onshore-Downstream	1,354.7	1,123.7	20.6%

Industries	38.7	38.3	1.0%

TOTAL	1,824.7	1,856.4	-1.7%

	Backlog by Business Segment

	As of	As of
	Mar. 31,	Mar. 31,	Change
	2006	2005

SURF	2,554.8	1,878.1	36.0%

Offshore Facilities	1,035.7	976.2	6.1%

Onshore-Downstream	7,883.2	4,138.8	90.5%

Industries	153.2	190.9	-19.7%

TOTAL	11,626.9	7,184.0	61.8%

	Backlog by Region

	As of	As of
	Mar. 31,	Mar. 31,	Change
	2006	2005

Europe, Russia, C Asia	861.7	979.3	-12.0%

Africa	1,862.2	1,404.9	32.6%

Middle East	5,983.6	2,277.3	162.7%

Asia Pacific	1,054.6	583.4	80.8%

Americas	1,864.8	1,939.1	-3.8%

TOTAL	11,626.9	7,184.0	61.8%

	Estimated Backlog Scheduling at March 31, 2006

	SURF	Offshore	Onshore-	Industries	Group
		Facilities	Downstream

2006 (last 3 quarters)	1,447	680	2,603	115	4,845

2007	777	255	3,414	25	4,471

2008 and Beyond	331	101	1,866	13	2,311

TOTAL	2,555	1,036	7,883	153	11,627

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: May 18, 2006
	By:	/s/ Olivier Dubois Olivier Dubois Senior Executive Vice President Finance and Control